News Release	AMEX, TSX Symbol: NG

Rothschild Appointed as Financial Advisor for Galore Creek Copper-Gold Project

24 October 2005 – Vancouver NovaGold Resources Inc. (AMEX, TSX: NG)

NovaGold Resources Inc is pleased to announce that it has engaged Rothschild Inc., a leading international investment bank, to advise it on financing alternatives for the development of the Galore Creek Copper-Gold project in Northwestern British Columbia.

Rothschild has extensive experience in arranging project financing for major mine developments worldwide, including several major open pit base metal projects such as Antamina in Peru, and the Escondida and Los Pelambres developments in Chile.

Under the terms of the engagement, NovaGold has mandated Rothschild to assist it in developing and executing a financing strategy for Galore Creek. This strategy will consider both strategic partnerships as well as conventional financing options. The financing strategy will seek to balance three key objectives of the corporation regarding the development of the Galore Creek project:

  To minimize future equity contributions required by NovaGold to successfully complete construction.
  To maintain a majority equity interest and operating control in the project.
  To secure funding in a timely fashion so that construction can begin upon receipt of final permits which is targeted to occur by mid-2007.

“We have received strong interest in the Galore Creek Project from both smelting groups and major producers,” said Doug Brown, NovaGold’s Vice President of Business Development, who is coordinating the financing and partnership discussions on behalf of NovaGold, “and we are pleased to have a firm with Rothschild’s reputation and expertise to support the company as we evaluate alternative partnership and financing options for this rapidly advancing project.”

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek copper-gold-silver project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 72.6 million shares outstanding, is well financed with no long-term debt, and has one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact:
Doug Brown, M.Sc. Vice President, Business Development E-mail: Doug.Brown@NovaGold.net	Don MacDonald, CA, Senior Vice President & CFO E-mail: Don.MacDonald@NovaGold.net

(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.